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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                           -----------------------

                               SCHEDULE 14D-1
             TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                                     AND
                                SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                          ------------------------

                          BALCOR REALTY INVESTORS--83
                           (Name of Subject Company)

                      METROPOLITAN ACQUISITION VII, L.L.C.
                        MAP VII ACQUISITION CORPORATION
                         INSIGNIA FINANCIAL GROUP, INC.
                                   (Bidders)

                         LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                     (Cusip Number of Class of Securities)

                           ------------------------

                              JOHN K. LINES, ESQ.
                         GENERAL COUNSEL AND SECRETARY
                         INSIGNIA FINANCIAL GROUP, INC.
                          ONE INSIGNIA FINANCIAL PLAZA
                        GREENVILLE, SOUTH CAROLINA 29602
                                 (803) 239-1675

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                          ------------------------

                                    COPY TO:
                              JOHN A. HEALY, ESQ.
                           ROBERT E. KING, JR., ESQ.
                                 ROGERS & WELLS
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                           ------------------------

                           CALCULATION OF FILING FEE

================================================================================
Transaction Valuation*:  $5,062,725              Amount of Filing Fee: $1,012.55
================================================================================

* For purposes of calculating the fee only. This amount assumes the purchase of 22,501 limited partnership interests ("Interests") of the subject partnership for $225.00 per Interest. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount Previously Paid:  Not Applicable    Filing Party: Not Applicable
         Form or Registration No.:  Not Applicable  Date Filed:  Not Applicable
================================================================================

                      Index to Exhibits Located at Page 5

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                 SCHEDULE 14D-1/AMENDMENT NO. 1 TO SCHEDULE 13D

         This Tender Offer Statement on Schedule 14D-1 (the "Statement") also constitutes Amendment No. 1 to the Statement on Schedule 13D previously filed by Insignia Financial Group, Inc. ("Insignia") in connection with its beneficial ownership of Interests (as defined below). The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase (as defined below).

ITEM 1.  SECURITY AND SUBJECT COMPANY.

         (a) The name of the subject company is Balcor Realty Investors--83, an Illinois limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is 2355 Waukegan Road, Bannockburn, Illinois 60015.

         (b) This Statement relates to an offer by Metropolitan Acquisition VII, L.L.C., a Delaware limited liability company (the "Purchaser"), to purchase up to 22,501 of the outstanding limited partnership interests ("Interests") of the Partnership at a purchase price of $225.00 per Interest, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 11, 1996 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(2) and (a)(3) hereto, respectively. The information set forth in the Offer to Purchase under "Introduction" is incorporated herein by reference.

         (c) The information set forth in the Offer to Purchase in Section 13 ("Background of the Offer") is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(d), (g)    This Statement is being filed by the Purchaser, MAP
VII Acquisition Corporation ("MAP") and Insignia. The information set forth in the Offer to Purchase under "Introduction," in Section 11 ("Certain Information Regarding the Purchaser, MAP and Insignia") and in Schedule I to the Offer to Purchase is incorporated herein by reference.

         (e)-(f) During the last five years, none of the Purchaser, MAP, Insignia, nor, to the best of their knowledge, any of the persons listed in
Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         (a)-(b) The information set forth in the Offer to Purchase under "Introduction," in Section 10 ("Conflicts of Interest and Transactions with Affiliates") and in Section 13 ("Background of the Offer") is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in the Offer to Purchase in Section 10 ("Conflicts of Interest and Transactions with Affiliates") and in Section 12 ("Source of Funds") is incorporated herein by reference.

         (b)-(c)  Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

         (a)-(b), (e)    The information set forth in the Offer to Purchase
under "Introduction" and in Section 8 ("Future Plans of the Purchaser") is incorporated herein by reference.




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         (c)      The information set forth in the Offer to Purchase in Section
8 ("Future Plans of the Purchaser"), in Section 10 ("Conflicts of Interest and Transactions with Affiliates") and in Section 13 ("Background of the Offer") is incorporated herein by reference.

         (d)      Not applicable.

         (f)-(g) The information set forth in the Offer to Purchase in Section 7 ("Effects of the Offer") is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)-(b) The information set forth in the Offer to Purchase under "Introduction" and in Section 11 ("Certain Information Regarding the Purchaser, MAP and Insignia") is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         The information set forth (i) in the Offer to Purchase under "Introduction," in Section 7 ("Effects of the Offer"), Section 10 ("Conflicts of Interest and Transactions with Affiliates"), Section 11 ("Certain Information Regarding the Purchaser, MAP and Insignia") and Section 13 ("Background of the Offer") and (ii) the Operating Agreement of the Purchaser, a copy of which is filed as Exhibit (c)(1) hereto, is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth in the Offer to Purchase under "Introduction" and in Section 16 ("Fees and Expenses") is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

         The information set forth in the Offer to Purchase in Section 11 ("Certain Information Regarding the Purchaser, MAP and Insignia") is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

         (a)       Not applicable.

         (b)-(d) The information set forth in the Offer to Purchase under "Introduction" and in Section 15 ("Certain Legal Matters") is incorporated herein by reference.

         (e)       None.

         (f) The information set forth in the Offer to Purchase and the related Assignment of Partnership Interest, copies of which are filed as Exhibits (a)(2) and (a)(3) hereto, respectively, is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         (a)(1)    Summary Advertisement, dated March 11, 1996.
         (a)(2)    Offer to Purchase, dated March 11, 1996.
 .        (a)(3)    Assignment of Partnership Interest and related Instructions.
         (a)(4) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
         (b)       Not applicable.
         (c)(1)    Operating Agreement of the Purchaser, dated February 29,
                   1996.
         (d)       Not applicable.
         (e)       Not applicable.
         (f)       Not applicable.





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                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 11, 1996


                                      METROPOLITAN ACQUISITION VII, L.L.C.

                                      By:   MAP VII Acquisition Corporation,
                                            its managing member


                                      By:    /s/ JEFFREY L. GOLDBERG
                                             -----------------------------------
                                             Jeffrey L. Goldberg
                                             Vice President


                                      MAP VII ACQUISITION CORPORATION


                                      By:    /s/ JEFFREY L. GOLDBERG
                                             -----------------------------------
                                             Jeffrey L. Goldberg
                                             Vice President


                                      INSIGNIA FINANCIAL GROUP, INC.


                                      By:    /s/ FRANK M. GARRISON
                                             -----------------------------------
                                             Frank M. Garrison
                                             Executive Managing Director





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                                 EXHIBIT INDEX



        EXHIBIT NO.                                      DESCRIPTION
        -----------                                      -----------
           (a)(1)                    Summary Advertisement, dated March 11, 1996.

           (a)(2)                    Offer to Purchase, dated March 11, 1996.

           (a)(3)                    Assignment of Partnership Interest and related
                                     Instructions.

           (a)(4)                    Guidelines for  Certification of Taxpayer Identification
                                     Number on Substitute Form W-9.

           (c)(1)                    Operating Agreement of the Purchaser, dated February 29,
                                     1996.





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